Exhibit 99.1

Genius Sports and Canadian Football League Agree to Transformative Sports Data and Global Technology Partnership to Grow Fan Engagement and Extend Media Reach

•	Accelerates growth and broadens reach of the CFL in existing and new markets

•	Positions CFL as one of the most innovative leagues in the world

•	Genius Sports will have exclusive worldwide official data rights and international video rights to commercialize CFL content with sportsbooks

•	Long-term partnership expected to begin in 2022

NEW YORK, US & LONDON, UK 10 December 2021—Genius Sports Limited (NYSE:GENI) (“Genius Sports” or “the Company”), the official data, technology and commercial partner that powers the ecosystem connecting sports, betting and media, today announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history.

Genius Sports will provide a wide range of technology and services that will enable the CFL to accelerate its growth plans and engage new audiences around the world.

As part of the agreement, Genius Sports will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the EPL and NFL, among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL have also agreed that Genius Sports will acquire a minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth.

The CFL will be provided with one of the widest and most innovative data ecosystems in world sport, transforming its relationships with fans, sportsbooks, and media in North America and globally. Bringing together its recent acquisitions of Second Spectrum, Spirable, FanHub and Sportzcast, Genius Sports will power the entire CFL digital infrastructure. This will include live broadcast augmentation, advanced data tracking tools, highly targeted and personalized fan engagement solutions, cross-platform streaming capabilities, play-by-play and scoreboard data collection technology, coaching analytics products, and integrity services to safeguard the league.

“Our partnership with Genius Sports has the potential to launch a new era for the CFL,” said Randy Ambrosie, Commissioner of the Canadian Football League. “It provides access to the technology and tools we need to engage our existing fans, and reach new ones, in exciting, innovative and highly customized ways. This goes beyond transforming our marketing. It can redefine our relationship with fans, partners and other key stakeholders, here in Canada and globally.”

“By providing the CFL with an incredible range of sports technology solutions, Genius Sports is setting a new precedent for sports partnerships,” said Mark Locke, CEO of Genius Sports. “Together, we will revolutionize the entire CFL product, delivering truly immersive experiences for their existing fans and attracting new audiences who crave year-round, top-flight football action.”

This partnership will help facilitate the CFL’s growth ambitions, expanding its audience in the U.S., while extending its reach into new international markets. Genius Sports will help the CFL to capitalize on the growth of the North American sports betting market, maximizing revenue and engagement opportunities.

The transaction is expected to become effective in January 2022.

An O’Melveny & Myers LLP team, led by partners Charles Baker and Amy Siegel and counsel Eric Geffner and Rob Catmull together with McCarthy Tetrault LLP, advised Genius Sports on this transformative transaction.

ENDS

Contacts

Media:

Chris Dougan, Chief Communications Officer

Genius Sports

+1 (202) 766-4430

chris.dougan@geniussports.com

Matt Maychak, Chief Communications Officer

Canadian Football League

mmaychak@cfl.ca

Charlie Harrison / Katherine Kremer

The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the193.com / Katherine.kremer@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

Genius Sports

+1 (954) 554-7932

brandon.bukstel@geniussports.com

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

About the Canadian Football League

Built on a foundation of more than 110 years of football tradition and history, the Canadian Football League features nine teams, millions of fans and a commitment to service to community as well as elite sport. Having recently completed its first full season since the start of the COVID-19 pandemic, it is about to play the 108th Grey Cup, the league’s championship, in front of a packed house at Tim Hortons Field in Hamilton, Ontario, on Sunday December 12. To stay up to date with CFL news, visit CFL.ca.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business; risks related to achieving the anticipated benefits of our partnership with the Canadian Football League; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.